                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No.2)*


                     Globalstar Telecommunications Limited
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   G3930H104
--------------------------------------------------------------------------------
                                (CUSIP Number)


 Stephen M. Piper, Esquire, Associate General Counsel and Assistant Secretary, Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, Maryland 20817
                                (301) 897-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               November 17, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A

--------------------------                         -----------------------------
CUSIP No. G3930H104                                    Page 2 of 4 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lockheed Martin Corporation
      I.R.S. Employer Identification No. 52-1893632
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]

      NOT APPLICABLE                                                   (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(c) [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------

NUMBER OF      7     SOLE VOTING POWER

SHARES               0
               -----------------------------------------------------------------
BENEFICIALLY   8     SHARED VOTING POWER

OWNED BY             0
               -----------------------------------------------------------------
EACH           9     SOLE DISPOSITIVE POWER

REPORTING            0
               -----------------------------------------------------------------
PERSON         10    SHARED DISPOSITIVE POWER

WITH                 0
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                Schedule 13D/A
                                --------------

        This Amendment No. 2 (this "Amendment") to the statement on Schedule
13D (the "Statement") relates to shares of Common Stock, $1.00 par value per share (the "Common Stock") of Globalstar Telecommunications Limited (the "Company") and is being filed by Lockheed Martin Corporation ("Lockheed Martin") in connection with the disposition of Common Stock currently owned by Lockheed Martin.

Item 4. Purpose of Transaction.
        ----------------------

        The response set forth in Item 4 of the Statement, as previously amended and supplemented, is hereby incorporated by reference and is amended and supplemented by the following:

        On November 17, 1997, in accordance with the terms of the Contribution and Assumption Agreement (the "Contribution Agreement") between Lockheed Martin and LMT Sub Inc., a Delaware corporation ("LMT Sub"), Lockheed Martin contributed, among other things, the shares of Common Stock of Globalstar owned by Lockheed Martin to LMT Sub. In addition, on November 17, 1997 following consummation of the transactions contemplated by the Contribution Agreement, pursuant to the Exchange Agreement dated October 31, 1997 (the "Exchange Agreement"), Lockheed Martin exchanged all of the issued and outstanding capital stock of LMT Sub for all of the Series A Convertible Preferred Stock of Lockheed Martin owned by General Electric Company ("GE") and certain of its subsidiaries. Accordingly, as of November 17, 1997, Lockheed Martin has disposed of the entire equity interest in Globalstar previously beneficially owned by it.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        The response set forth in Item 5 of the Statement, as previously amended and supplemented, is hereby incorporated by reference and is amended and supplemented by the following:

        Effective November 17, 1997, Lockheed Martin exchanged, among other things, all of the issued and outstanding capital stock of LMT Sub for all of the Series A Convertible Preferred Stock of Lockheed Martin then owned by GE and certain of its subsidiaries. Following this transaction, Lockheed Martin holds no outstanding shares of Common Stock, and, accordingly, the Statement is hereby terminated.

        Except for the transactions contemplated by the Contribution Agreement and the Exchange Agreement described above, there have been no transactions in the Common Stock of Globalstar Telecommunications Limited by Lockheed Martin in the last sixty (60) days.

                                  SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                LOCKHEED MARTIN CORPORATION

                                By: /s/ STEPHEN M. PIPER
                                    -----------------------------------
                                    Stephen M. Piper
                                    Associate General Counsel and
                                        Assistant Secretary

                                    Dated: November 18, 1997